September 17, 2012

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 7017

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Hyster-Yale Materials Handling, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed September 4, 2012
File No. 333-182388

Ladies and Gentlemen:

This letter is submitted on behalf of Hyster-Yale Materials Handling, Inc. (“Hyster-Yale” or the “Company”) in response to the comment letter by the staff (the “Staff”) of the Securities and Exchange Commission, dated September 12, 2012 (the “Comment Letter”), to Hyster-Yale with respect to Amendment No. 2 to the Registration Statement on Form S-1 of Hyster-Yale (File No. 333-182388) filed on September 4, 2012 (the “Registration Statement”). In addition, Hyster-Yale has filed today Amendment No. 4 to the Registration Statement (the “Fourth Amendment”), including the preliminary prospectus included in the Fourth Amendment (the “Prospectus”). The Fourth Amendment reflects revisions in response to the Comment Letter and certain other minor revisions.

Hyster-Yale’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response. Unless otherwise indicated, page references included in the body of Hyster-Yale’s responses are to the Prospectus. Terms used and not defined are used in the same manner they are used in the Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

1.	Please tell us when you enhanced your strategic pricing processes as mentioned in your addition on page 59. Also tell us what enhancing strategic pricing processes involves, and provide us your analysis whether this reflects an event, trend or uncertainty that you should explain per Regulation S-K Item 303.

In 2007, our pricing process was formalized with the establishment of our strategic pricing department. This department assists with the development of our overall pricing structure for our lift trucks. It closely monitors material cost and currency movements. In addition, the strategic pricing department provides information and analysis on such matters as price setting and demand for our products in our markets. The information and analysis provided by this process allows the Company to monitor the current and anticipated effect of pricing on our results and the disclosure of our results in our quarterly and annual filings.

We have historically discussed, as appropriate, the effect of pricing changes on our results of operations, as well as the potential impact of pricing changes in the Outlook section of our management’s discussion and analysis of financial condition and results of operations section of our quarterly and annual filings. Based in part on the information and analysis provided by this process, our current discussion of the effect of pricing on our results of operations is included on pages 41, 43 and 44 of the Prospectus.

Industry Overview, page 58

2.	Please provide us with independent support for your statements regarding your market share in the first paragraph of this section. Also, with a view toward disclosure, please tell us your percentage share of the disclosed markets for each year that you present industry-wide information.

The market share industry data included on page 58 of the Prospectus is based on World Industrial Truck Statistics (“WITS”). WITS is a third-party worldwide statistical reporting program tracking orders and shipments of industrial trucks across the globe. Six trade groups report monthly and quarterly statistics on forklift trucks to produce the WITS reports, including the Associacao Brasileira de la Maquinas e Equipamentos (ABIMAQ-Brazil), China Industrial Truck Association (CITA), Federation Europeenne de la Manutention (FEM-Europe), Industrial Truck Association (ITA-North America), Japanese Industrial Vehicles Association (JIVA) and the Korean Construction Equipment Manufacturers Association (KOCEMA). A worldwide summary by continent is made available each year to the public, a copy of which, for the years 2009-2011, is attached hereto as Exhibit A and supplementally provided to the Staff for their review as a representative example of the data in the WITS materials. The market share on page 58 of the Prospectus utilizes the information obtained from this third-party independent reporting program.

Sales of units by Hyster-Yale represented approximately 8%, 8%, 8%, 10% and 10% of the global lift truck market in 2011, 2010, 2009, 2008 and 2007, respectively. In addition, sales of units by Hyster-Yale represented approximately 21%, 21%, 22%, 28% and 24% of the Americas lift truck market in 2011, 2010, 2009, 2008 and 2007, respectively. Except with respect to some fluctuation in market share during the volatility of the markets in late 2007 and 2008 due to the overall global economic environment, the sales of units by Hyster-Yale for 2011 are representative of the percentage shares of the disclosed market for each of the years that the Company presents industry-wide information.

Security Ownership of Certain Beneficial Owners, page 65

3.	We note your response to prior comment 13. The Item 403 table must disclose the holdings of any person (including a “group” as that term is used in Section 13(d)(3) of the Exchange Act) who is the beneficial owner of more than five per cent of any class of the registrant’s voting securities. Section 13(d)(3) in turn provides that “[w]hen two or more persons act as a … group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a ‘person’ for the purposes of this subsection.” This statutory language does not distinguish as to the class of securities which is the subject of action by the group, and does not provide that the class of securities which is the subject of action by the group must be the same as that addressed by the subsection. Accordingly, please include the group of signatories as an owner of the Class A common stock in your beneficial ownership table, or provide further support for your position. Refer to Morales v. Freund, 163 F.3d 763 (2d Cir. 1999) in any response that you provide.

The Prospectus has been revised on pages 66 and 67 in response to this comment.

Exhibit 5.1

4.	The last sentence on page 1 of the opinion excluding the effect of “any other law of the State of Delaware” appears to be limiting the opinion only to the statute cited. The opinion you file to meet your obligations under Regulation S-K Item 601(b)(5) may not exclude consideration of the judicial opinions interpreting the statutory provisions. Refer to section II.B.3.c of Staff Legal Bulletin No. 19. Please advise or file a revised opinion.

Consistent with the opinion drafting convention outline in Section II.B.3.c of Staff Legal Bulletin No. 19, the reference to “Delaware General Corporation Law” in the opinion of Jones Day, Exhibit 5.1 of the Registration Statement (the “Opinion”), includes all applicable Delaware statutory provisions and reported judicial decisions interpreting the Delaware corporate statutory provisions. The reference to “any other law of the State of Delaware” in the Opinion is not an explicit exclusion of judicial decisions interpreting the Delaware corporate statutes. This reference merely relates to the laws of Delaware, among others, such as the Delaware blue sky laws, which Section II.B.3.c of Staff Legal Bulletin No. 19 describes as a permissible carve out. As a result, the opinion does encompass the required state law matters, including the reported judicial decisions interpreting the Delaware corporate statutory provisions.

Exhibit 8.1

5.	We note your response to prior comment 17; however, the first paragraph on the second page of the proposed opinion states that it does not take into account any matters that might have been disclosed by independent verification. Also, the statement in the opinion mentioned in the last sentence of your response refers only to information that has come to counsel’s attention, not information that is readily ascertainable. As stated in Staff Legal Bulletin No. 19 “it is inappropriate for the tax opinion to assume facts relevant to the particular opinion that are known or readily ascertainable.” Please file a revised opinion accordingly.

The response to comment 5 is contained in the opinion of McDermott, Will & Emery, attached hereto as Exhibit B.

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The Company is in the process of finalizing the arrangements to consummate this transaction. Your prompt attention to these responses will help facilitate the timely completion of the transaction. Please contact the undersigned at (216) 586-7017 if you have any further questions or comments concerning the Registration Statement. Thank you for your attention to this matter.

Very truly yours,

/s/ Thomas C. Daniels

Thomas C. Daniels

cc:	Charles A. Bittenbender
Kenneth C. Schilling
Jennifer M. Langer
Suzanne S. Taylor
Randi C. Lesnick

Exhibit A

WORLD INDUSTRIAL TRUCK STATISTICS (WITS)

INFORMATION SHEET

WITS is a worldwide statistical reporting program tracking Orders and Shipments of Industrial Trucks across the globe.

Six trade groups report Monthly and Quarterly Statistics on forklift trucks to produce the WITS Reports:

ABIMAQ – Associacao Brasileira de la Maquinas e Equipamentos (Brazil)

CITA – China Industrial Truck Association

FEM IT – Federation Europeenne de la Manutention (Europe)

ITA – Industrial Truck Association (North America)

JIVA – Japanese Industrial Vehicles Association

KOCEMA – Korean Construction Equipment Manufacturers Association

The following categories are used in the reporting program:

Class 1 – Electric Motor Rider Trucks – Counterbalanced

Class 2 – Electric Motor Narrow Aisle Trucks

Class 3 – Electric Motor Pedestrian Trucks

Classes 4 and 5 – Internal Combustion Trucks, Cushion and Pneumatic Tires

WITS Reports are confidential to the membership of the participating associations. A worldwide summary by continent is made available each year to the public.

World Industrial Truck Statistics/Orders and Shipments

2009
	Class 1		Class 2		Class 3		Cls. 4/5		Total
	Orders	Ship.	Orders	Ship.	Orders	Ship.	Orders	Ship.	Orders	Ship.
Europe	35,749	37,435	21,776	23,339	110,153	111,357	32,633	35,760	200,311	207,891
America	21,456	22,857	12,728	14,706	40,888	42,244	43,857	48,439	118,929	128,246
Asia	34,017	33,536	19,897	20,895	16,312	16,192	136,305	136,584	206,531	207,207
Africa	1,079	1,027	610	596	1,339	1,384	6,693	6,946	9,721	9,953
Oceania	1,296	1,297	1,734	1,916	2,781	3,119	5,529	6,119	11,340	12,451

World	93,597	96,152	56,745	61,452	171,473	174,296	225,017	233,848	546,832	565,748

2010
	Class 1		Class 2		Class 3		Cls. 4/5		Total
	Orders	Ship.	Orders	Ship.	Orders	Ship.	Orders	Ship.	Orders	Ship.
Europe	49,509	44,770	27,787	26,329	137,782	133,138	52,358	48,053	267,436	252,290
America	28,943	23,801	20,190	16,135	53,629	47,763	78,298	64,461	181,060	152,160
Asia	47,275	45,607	26,898	26,148	22,846	22,118	218,430	213,656	315,449	307,529
Africa	1,926	1,634	970	858	1,927	1,737	10,711	10,014	15,534	14,243
Oceania	1,573	1,429	2,117	1,845	3,404	3,144	7,879	8,050	14,973	14,468

World	129,226	117,241	77,962	71,315	219,588	207,900	367,676	344,234	794,452	740,690

2011
	Class 1		Class 2		Class 3		Cls. 4/5		Total
	Orders	Ship.	Orders	Ship.	Orders	Ship.	Orders	Ship.	Orders	Ship.
Europe	61,897	60,100	33,728	32,956	162,792	160,460	72,199	70,557	330,616	324,073
America	33,642	32,380	25,665	23,466	63,387	60,463	102,039	91,176	224,733	207,485
Asia	57,020	55,917	32,129	31,592	34,154	32,753	256,666	253,435	379,969	373,697
Africa	1,691	1,760	936	870	2,137	2,123	12,823	12,441	17,587	17,194
Oceania	2,516	2,114	3,289	2,540	5,075	4,187	10,797	10,518	21,677	19,359

World	156,766	152,271	95,747	91,424	267,545	259,986	454,524	438,127	974,582	941,808

Exhibit B

Boston Brussels Chicago Düsseldorf Frankfurt Houston London Los Angeles Miami

Milan Munich New York Orange County Paris Rome Silicon Valley Washington, D.C.

Strategic alliance with MWE China Law Offices (Shanghai)

September 17, 2012

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 7017

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Hyster-Yale Materials Handling, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed September 4, 2012
File No. 333-182388

Ladies and Gentlemen:

In response to comment #5 (reproduced below) in the comment letter by the staff (the “Staff”) of the Securities and Exchange Commission, dated September 12, 2012, to Hyster-Yale Materials Handling, Inc. (“Hyster-Yale”) with respect to Amendment No. 2 to the Registration Statement on Form S-1 of Hyster-Yale (File No. 333-182388) filed on September 4, 2012, we submit the following response.

5.	We note your response to prior comment 17; however, the first paragraph on the second page of the opinion states that it does not take into account any matters that might have been disclosed by independent verification. Also, the statement in the opinion mentioned in the last sentence of your response refers only to information that has come to counsel’s attention, not information that is readily ascertainable. As stated in Staff Legal Bulletin No. 19, “it is inappropriate for the tax opinion to assume facts relevant to the particular opinion that are known or readily ascertainable.” Please file a revised opinion accordingly.

Exhibit 8.1 has been revised in response to this comment. In addition, we supplementally advise the Staff that we have obtained all of the facts necessary for purposes of rendering our tax opinion by obtaining the representation letter. We have not assumed any facts that are known or readily ascertainable.

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Very truly yours,

/s/ Matthew K. White

Matthew K. White

cc:	Charles A. Bittenbender
Kenneth C. Schilling
Jennifer M. Langer
Suzanne S. Taylor
Thomas C. Daniels
Randi C. Lesnick